Filed by HSBC Holdings plc Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: HSBC Holdings plc Commission File No.: 001-08198

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Household International Inc.

Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in this presentation because it contains important information. The HSBC prospectus also constitutes the Household proxy statement and the final proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the final proxy statement/prospectus and other related documents filed by either company at the SEC's website at www.sec.gov. The final proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants is set forth in the final proxy statement/prospectus that has been filed with the Securities and Exchange Commission.

2002 results

	Cash basis		Reported	
	US$m	% ch	US$m	% ch
Operating profit before provisions	11,641	+3	10,787	+3
Pre-tax profit	10,513	+19	9,650	+21
Attributable profit	7,102	+22	6,239	+25
Earnings per share (US$)	0.76	+21	0.67	+24
Dividend per share (US$)			53.0	+10
Tier 1 ratio (%)			9.0%	

2002 Results
3

HSBC

2002 results - movement in pre-tax profits*

11,000
10,500
10,000
9,500
9,000
8,500
8,000
7,500
8,807
707
-349
-43
759
-465
452
575
70
10,513
Pretax profits 2001
Total revenue
Operating Costs
Group bad debt charge ex Argentina
Bad debt charge Argentina
Gains/amounts written-off fixed assets
Currency loss, Argentina
Princeton notes provision
Other
Pretax profits 2002

* cash basis

2002 Results
4

HSBC

Key achievements

In a mixed and challenging environment

- Developed our core businesses
- Invested in the operating infrastructure
- Maintained stable credit quality
- Extended the global footprint of the Group
- Strengthened the HSBC brand

2002 Results
5

Line of business analysis

	Operating Profit before Provisions*				
	2002 US$m	% of total	2001 US$m	% of total	% ch
Personal Financial Services	4,431	38%	4,092	36%	+8
Commercial Banking	3,212	28%	2,988	27%	+8
Corporate, Investment Banking & Markets	3,632	31%	3,756	33%	-3
Private Banking	433	4%	475	4%	-9
Other	-67	-1%	-28	0%	
	11,641	100%	11,283	100%	+3

* cash basis

2002 Results
6

HSBC

Personal Financial Services*

US$m	2002	2001	% ch
Income	11,404	10,569	+8
Costs	6,973	6,477	+8
Operating Profit	4,431	4,092	+8
Cost/Income ratio	61.1%	61.3%	

* cash basis

Highlights

- CRMS rolled out into 30 countries from 22 at end 2001
- Developing delivery channels
  - E-banking extended from 3.0m to 4.3m
  - Increased self service transactions
- Premier customer numbers increased by 37% to 632,000
- 800k solutions generated for 600k customers in HK since 6/02
- Successful in selling capital protected products
- Achieved 6% share of the UK mortgage market for net lending

2002 Results
7

HSBC

Commercial Banking*

US$m	2002	2001	% ch
Income	6,365	6,104	+4
Costs	3,153	3,116	+1
Operating Profit	3,212	2,988	+8
Cost/Income ratio	49.5%	51.0%	

* cash basis

Highlights

- HSBC's competitive position in the UK was reflected in a 7% growth in the customer base
- Business Internet Banking successfully launched in 6 countries with 200k users
- Leverage PFS products and services to CMB customers and employees

2002 Results
8

HSBC

Corporate, Investment Banking & Markets*

US$m	2002	2001	% ch
Income	7,533	7,676	-2
Costs	3,901	3,920	0
Operating Profit	3,632	3,756	-3
Cost/Income ratio	51.8%	51.1%	

* cash basis

Highlights

- Completed integration of CIB and IBM with more client focused structure
- Forefront of corporate origination (No. 1 in bond issuance in all currencies for UK and French corporates)
- Market leader in forex, "Best single internet trading site for forex"

2002 Results
9

HSBC

Private Banking*

US$m	2002	2001	% ch
Income	1,420	1,394	+2
Costs	987	919	+7
Operating Profit	433	475	-9
Cost/Income ratio	69.5%	65.9%	

* cash basis

Highlights

- Period of restructuring and reorganisation
- FUM increased by 11% to US$144 billion

2002 Results
10

HSBC

Operating profit pre-provision*

Geographical contribution - 2002
Geographical contribution - 2001
Europe
Hong Kong
Rest of Asia Pacific
North America
South America
1.6%
13.4%
10.8%
40.6%
33.6%
US$11,641m
4.0%
12.5%
10.8%
38.3%
34.4%
US$11,283m

Europe
Hong Kong
Rest of Asia Pacific
North America
Group
-5
-3
-1
1
3
5
7
9
11
13
% change

*cash basis

2002 Results
11

HSBC

Operating margin

(Operating profit before provisions, excluding goodwill amortisation as % of average risk-weighted assets)

Bad debt charge
(Bad debt charge as % of average risk-weighted assets)
3.5
3
2.5
2
1.5
1
0.5
0
%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

2002 Results
12

HSBC

Loan growth*

Residential mortgages
HK Govt home ownership scheme
Other personal lending
Commercial lending
Financials
2002 - Loan Mix
10.1%
27.2%
2.1%
13.4%
47.2%
US$352.2bn
2001 - Loan Mix
11.9%
24.4%
2.4%
12.3%
48.9%
US$334.5bn
Residential mortgages
HK Govt home ownership scheme
Other personal lending
Commercial lending
Financials
Group
-15
-10
-5
0
5
10
15
20
% change

* Excluding Bital
Constant Currency

2002 Results
13

HSBC

Dealing profits

7
6
5
4
3
2
1
0
% of Revenue
1996
1997
1998
1999
2000
2001
2002
Other DP
FX DP % Revenues

2002 Results
14

HSBC

Market risk-related revenues

Daily distribution of Market Risk Revenues
Group Treasury Centres
Average revenue per day:
2002, US$14.6m
2001, US$13.9m
US$m
20
18
16
14
12
10
8
6
4
2
0
-26 to -25
-23 to -22
-20 to -19
-17 to -16
-14 to -13
-11 to -10
-8 to -7
-5 to -4
-2 to -1
1 to 2
4 to 5
7 to 8
10 to 11
13 to 14
16 to 17
19 to 20
22 to 23
25 to 26
28 to 29
31 to 32
34 to 35
37 to 38
40 to 41
2002
2001

2002 Results
15

HSBC

Operating cost 2002*

15,200
15,000
14,800
14,600
14,400
14,200
14,000
13,800
US$m
14,605
-160
-80
76
103
45
34
331
14,954
Operating cost 2001
FX
hsbc.com
NHQ
Bital
Merrill Lynch
Group processing centres
Underlying cost growth
Operating cost for 2002

* cash basis

2002 Results
16

HSBC

Operating cost 2H02*

US$m
8,000
7,800
7,600
7,400
7,200
7,000
6,800
7,146
135
76
103
45
303
7,808
Operating cost 1H02
FX
NHQ
Bital
Merrill Lynch
Underlying cost growth
Operating cost 2H02

* cash basis

2002 Results
17

Credit quality - Bad & doubtful debts charge

	2002	2001	2002	2001
	US$m		As a % of average advances	
Specific Provisions				
New - Group ex Argentina	2,495	2,447	0.72	0.79
- Argentina	183	119	0.06	0.03
	2,678	2,566	0.78	0.82
Releases and recoveries				
- Group ex Argentina	(993)	(1,102)	(0.29)	(0.35)
- Argentina	(13)	0	0.00	0.00
	(1,006)	(1,102)	(0.29)	(0.35)
	1,672	1,464	0.49	0.47
General Provisions				
- Group ex Argentina	(155)	(40)	(0.05)	(0.01)
- Argentina	(196)	613	(0.06)	0.19
	(351)	573	(0.11)	0.18
Total	1,321	2,037	0.38	0.65

2002 Results
18

HSBC

Credit Quality - Bad & doubtful debts charge

- Line of business

	2002		2001	
	US$m	As a % of advances	US$m	As a % of advances
Personal Financial Services	857	0.60	767	0.67
Commercial Banking	269	0.30	662	0.81
Corporate, Investment Banking & Markets	184	0.18	34	0.03
Private Banking	5	0.04	(24)	(0.20)
	1,315	0.38	1,439	0.47
Other	6	0.27	(2)	0.14
Total	1,321	0.37	1,437	0.47
Argentine general provision	-		600	
Total provisions for BDD	1,321	0.37	2,037	0.66

2002 Results
19

HSBC

Argentina

US$m	2002	2001
Total Assets	1,618	3,803
Customer lending (ex Government)	522	1,272
Provisions	317	808
Bad debt charge	(26)	733
Provisions/customer lending (%)	60.8%	63.5%
Bad debt charge/customer lending (%)	-5.1%	57.6%

2002 Results
20

HSBC

Brazil

US$m	2002	2001
Total Assets	7,073	9,875
Customer lending (ex Government)	2,347	2,957
Provisions	143	209
Bad debt charge	139	182
Provisions/customer lending (%)	6.1%	7.1%
Bad debt charge/customer lending (%)	5.9%	6.2%

2002 Results
21

HSBC

Operating in a deflationary environment in Hong Kong

US$m	1998	2002	% change cagr 1998 - 2002
Income	5,045	6,050	4.6
Costs	1,851	2,139	3.7
Operating Profit	3,194	3,911	5.2
Customer advances	68,484	71,207	1.0
CPI Inflation			-3.1*
Nominal GDP			-0.3*

* Index change per annum 1998 - 2002

2002 Results
22

HSBC

Pension Funding

- Investment income covers 90% of pension payments
- £500m injected into scheme

2002 Results
23

HSBC

Investing in the business

- IT spend at US$2.5 billion
  - CRMS deployment
  - Internet delivery
  - Group's Retail Processing System roll-out
  - Consolidation and standardisation of data centres
- "The world's local bank" brand statement, launched in March 2002, well received
- Group Service Centres

2002 Results
24

HSBC

Group Service Centres

Staff No.s (000's)
9
8
7
6
5
4
3
2
1
0
2001
2002
2003

Costs US$m
120
100
80
60
40
20
0
2001
2002
2003

2002 Results
25

HSBC

Extending the global footprint

- Acquisitions completed: Ping An and Bital
- Agreed acquisition of Household will substantially rebalance the Group

2002 Results
26

HSBC

Growth opportunities for Bital

Bital in Mexico

- 8% share of performing loans
- 12% share of MXP deposits with low cost of funds
- 5.7m Deposit accounts
- Nation-wide coverage of branch and ATM network

Growth Opportunities

- High growth in consumer credit
- Introduce Premier
- Leverage global corporate accounts using local infrastructure
- Household synergies. Remittance business and US immigration of Mexicans

→ **Achieve hurdle rate of return on cash invested by 2005**

2002 Results
27

HSBC

Household - Funding synergies

5 Year Credit Default Swap Rates
% basis points
700
600
500
400
300
200
100
0
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03

2002 Results
28

HSBC

Household - Cost synergies

- Credit card platform
- Consolidation of IT systems
- Purchasing economies

2002 Results
29

HSBC

Outlook

- Some uncertain economic and political conditions
- Strategically well positioned
  - For geographic and demographic opportunities
  - Adding asset generating capacity with Household
  - Financial strength

2002 Results
30

HSBC

Growth opportunities

	GDP per capita (US$)
US	35,778
UK	25,562
France	25.795
Hong Kong	22.959
Brazil	2,973
Mexico	6,072
China	902
Middle East	2,120

2002 Results
31

HSBC

Outlook

- Some uncertain economic and political conditions

- Strategically well positioned
  - For geographic and demographic opportunities
  - Adding asset generating capacity with Household
  - Financial strength

2002 Results
32

HSBC

FINAL TRANSCRIPT

HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

CORPORATE PARTICIPANTS

John R. Bond
HSBC Holdings Plc – Chairman of the Board

Douglas Flint
HSBC Holdings Plc – Group Finance Director

William R. Dalton
HSBC Holdings Plc – Executive Director

CONFERENCE CALL PARTICIPANTS

Michael Lever
CFSB – Analyst

Robert Law
Lehman Brothers – Analyst

John–Paul Crutchley
Merrill Lynch – Analyst

Simon Samuels
Schroder Salomon Smith Barney – Analyst

Alex Aniksen
Goldman Sachs – Analyst

Simon Moughan
DKW – Analyst

Mark Thomas
Fox–Pitt – Analyst

James Alexander
M & G – Analyst

Thomas Rayner
DKW – Analyst

William de Winton
Morgan Stanley – Analyst

Alistair Ryan
UBS – Analyst

PRESENTATION

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Good morning everybody. Welcome to our results in a nightclub atmosphere. Before we start our presentation let me introduce my colleague, who I'm sure needs no introduction: Douglas Flint, our Group Finance Director. In the front row are Stephen Green, Group Chief Executive Designate, Alan Jebson, our Chief Operating Officer, as well as Bill Dalton, Chief Executive of HSBC Bank PLC, and a number of our other senior HSBC colleagues.

I'm delighted also that four of our non–executive directors are here with us this morning: Sharon Hintze, Sir Brian Moffat and Sir John Kemp–Welch and Sir Brian Williamson.

I'd just like to draw your attention to the cautionary words on forward–looking statements, together with the legend regarding the agreed acquisition of Household showing on the screen. Can I remind you that at HSBC.com you can find the news release, the slide presentation and our interim report which includes the information filed on Form 20F. I think we've given you copies in the pack already today. May I please also ask that you turn off your mobile phones during the briefing. We've found that they can interfere with the electronic equipment we use to make the presentation.

We start with the headline figures on a cash basis. Attributable profits were up 22% to US$7.1b; earnings per share were up similarly by 21% to US$0.76. The Group achieved a solid operating performance in 2002 against a background of difficult conditions in most of the world's economies.

Looking at the key figures on a cash basis, the Group increased operating profits before provisions by 3% to US$11.6b. Revenue growth was more than double cost growth.

We've increased the total dividend by 10% to US$0.53. Our tier 1 ratio at 9% maintains our traditional strong capital position.

This chart shows the evolution of our performance in 2002. During the year we increased our revenues by $707m, or just under 3%, which compared to the incremental growth in costs of $349m – an increase of just over 2%. Excluding Argentina, the bad debts charge was essentially flat. We took the pain against Argentina in 2001 and as a consequence the charge against our exposure in this country was $759m less in 2002.

Gains on sales of fixed asset investments, net of amounts written off, were less significant in 2002, reducing by $465m. This was offset by the $452m reduction in the charge for losses caused by the asymmetric devaluation of the Argentinean currency.

FINAL TRANSCRIPT

HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

A $575m charge for the Princeton Note Matter also depressed results for 2001. Importantly, the cost/income ratio remained broadly stable at 56.2%. The cash return on invested capital rose to 12.8%.

During the year we made progress on a number of fronts. We developed our core lines of business, we invested in the operating infrastructure, we maintained stable credit quality, we extended the global footprint of our Group and we strengthened the HSBC brand. Perhaps I could develop these statements.

We continued to develop our franchises across our main lines of business. Good financial progress has been made in both personal financial services and commercial banking, with operating profits increasing by 8% in both businesses. Given the difficult market conditions, we believe that the 3% decline in operating profits from Corporate, Investment Banking & Markets is an endorsement of the risk profile that we established some 3 years ago.

A 9% reduction in operating profits of private banking reflected market conditions and the costs of launching our new Wealth & Tax Advisory Service.

Notwithstanding depressed activities in equity–related products, personal financial services generated operating growth of 8% with the same growth in income and costs. There was a marginal fall in the cost/income ratio to 61.1%. Revenue growth was facilitated by the rollout of customer relationship management systems which, were extended to 30 countries, compared with 22 in 2001.

Additionally, our investment in delivery channels helped to increase the number of customers using e–banking from 3m to 4.3m. The development of our delivery channels also saw an increase in the proportion of our transactions conducted by self service.

This investment in the operating infrastructure, together with training, had meaningful impact on generating business growth. In Hong Kong, for example, the customer relationship management system helped to generate 800,000 service and product propositions for 600,000 customers during the second half of 2002. Our investments also helped us increase the premier customer base, our most valuable, by 37% to 632,000 clients.

Our competitive and clear pricing propositions won favor from customers. For example, in the UK we achieved a 6% share of the net new flow of business in the UK mortgage market.

Commercial banking increased profit by 8%, with revenues up by 4% compared with cost growth of 1%. The cost/income ratio improved from 51% to 49.5%. In the UK our investment in this business has been recognized by the Competition Commission in their report, and by an increasing number of customer surveys which place HSBC ahead of our competitors. This, we believe, has been reflected in the 7% growth in our customer base.

Reinforcing this, we've continued to extend and develop our delivery channels. Business Internet Banking has been successfully launched in six countries with 200,000 users. The key element in developing the commercial banking franchise is to cross–sell products supplied by other parts of the Group. For example, in Hong Kong commercial banking linked with HSBC Asset Management and Treasury to cross–sell investment funds. These focus on capital–guaranteed funds and high–yield deposits, and resulted in a 158% increase in fee income.

In difficult markets income from Corporate, Investment Banking & Markets was only marginally down, and costs were held at the same level as 2001. A reduction in operating profit by 3% is, we believe, a positive reflection on the risk positioning we had for this business. The fact that investment–banking revenues, narrowly defined, constitute about 6% of total revenues within Corporate, Investment Banking & Markets protected HSBC from the significant reduction in market activity in this area.

We completed the integration of Corporate & Institutional Banking with investment banking and markets, and this has led to a more client–focused structure. In challenging times this improved client focus helped take us to the forefront of corporate origination in the debt markets, and ranked HSBC number 1 in bond issuance in all currencies for UK and French corporates.

We maintained a market leadership position in foreign exchange, which included the award for the best single internet trading site for forex.

The 9% decline in operating profits for Group Private Banking reflected a period of restructuring and reorganization against a backdrop of muted investment activity. Additionally, the establishment and integration of our Wealth & Tax Advisory Service, which will provide tax services to wealthy clients, had the effect of increasing costs.

The process of integrating various businesses into Group Private Banking in Asia is now complete. The process of integrating Domestic and International Private Banking, together with closer communication with the Group's retail businesses, is providing valuable cross–referrals. We are confident that the restructuring will serve our customers well and it will be reflected in increased revenues when market conditions improve.

We achieved a strong performance in growing our funds under management by 11% in Private Banking to $144b. This growth was a key element in taking total Group funds under management to US$306b.

Looking at our performance on a geographic basis, we registered good growth in operating profits in Europe and North America. Together these regions account for 54% of the Group total, and within them the consumer has remained the dominant driver for growth. Hong Kong's record against the deflationary economic background of the last 4 years has been impressive and we'll examine this later.

For 2002 the emphasis on attracting fee revenues and improving asset mix helped operating profit grow.

In the rest of Asia continuing investment in growing our Personal Financial Services businesses constrained operating profit growth to 3%. Investment also increased in the Group's Service Centers in India, China and Malaysia.

I'd now like to hand over to Douglas who'll take you through some of the more detailed aspects for these results.

FINAL TRANSCRIPT

HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

Douglas Flint – HSBC Holdings Plc – Group Finance Director

Thank you, John. The operating return on risk–weighted assets remains within the trend lines established over the last 10 years. You will note that the bad debt charge absorbed a lower proportion of operating profits. There was a modest increase in average risk–weighted assets on a constant currency basis in 2002.

Loan growth has continued to be concentrated in the personal sector with strong growth rates – just over 17% for residential mortgages and 15% in other personal lending portfolios. Corporate demand for credit has remained at modest levels during 2002 and the corporate book experienced modest growth at just under 2%. In aggregate, advances to customers increased by 8% on a constant currency basis, excluding settlement accounts and excluding the acquisition of Bital.

Customer driven foreign exchange continued to account for the bulk of dealing profits. This has remained a consistent contributor in recent years and it has also risen year–on–year by 4%. Dealing profits in aggregate accounted for less than 5% of total revenue in 2002 and declined by 22% against 2001 – reflecting difficult market conditions, particularly in bond trading as corporate spreads widened during the year.

Market risk–related trading revenues have remained within a similar pattern to last year and the few outliers point to some of the more interesting times in the corporate credit markets last year.

Operating costs increased 4% of US$509m year–on–year on a constant currency basis, and with a heavy loading to the second half. We estimate underlying growth to be around 2% due to the following factors. If we take the year–on–year increase first, the net impact of currency was a positive to the tune of US$160m, which reflected that the decline in the Brazilian real and the Argentinean peso, which more than offset the weakening of the US dollar against sterling and the euro. There was also the positive of lower development costs at HSBC.com amounting to US$80m.

Outside the underlying growth of 2%, the major causes of the increase in costs were associated increase in vacant space and other costs of moving into this building in Canary Wharf – just over US$76m, the full amount of Bital at US$103m, and the inclusion and the full consolidation of Merrill Lynch HSBC joint venture from the second half of the year – which impacted costs by US$45m, and the expenditure in Group Service Centers which we'll come onto later.

Turning to the increase in operating costs comparing the first half with the second half of the year, the increase in constant currency terms is 7% or US$527m. This time the weakening of the dollar added US$135m to second–half costs and most of the additional costs highlighted above (i.e. the move to this building, Bital, the Merrill Lynch joint venture – fully consolidated) all fell into the second half. Underlying increase was 4% half–on–half, reflecting the natural effect of April pay increases, seasonal marketing campaigns and continuing investment in our business.

A conservative and cautious position in the credit books has stood us in good stead. Credit quality has remained broadly stable when the exceptional costs of the Argentinean provisions are excluded from 2001.

Looking at the trends, excluding Argentina, new specific provisions, at 72 basis points of advances, were slightly down on the prior year of 79 basis points. Releases and recoveries of specific provisions also fell from 35 basis points to 29 basis points. After a net release of general provision in 2002, the net charge to P&L account, again excluding Argentina, was 38 basis points compared with 43 basis points in 2001.

The release of general provision, excluding out for Argentina, was concentrated in Europe and Hong Kong, and reflected a reassessment of the inherent losses within the Group credit portfolios in light of recent experience and projected economic conditions. It also reflected the higher proportion of lending in the personal area. With regard to Argentina, there was no need to adjust provisioning levels.

If we look at credit quality by line of business there was an improvement in Personal Financial Services of 7 basis points to 60 basis points, reflecting a higher proportion of mortgage lending.

There was a significant reduction in loss experienced in Commercial Banking, dropping from 81 basis points to 30 basis points, as the benefits of a number of corporate restructurings and debt reductions in the rest of Asia in 2002 were reflected in provisioning.

Corporate, Investment Banking & Markets did not remain untouched by the stress in the corporate sector, and an 18 basis–point charge was accounted for by a small number of exposures in telecoms, healthcare and technology sectors. You will recall also that 2001 benefited from the US$153m released in respect of the historic Olympia and York exposure.

Turning to Argentina, as I said we remain comfortable with the level of provisioning established at the end of 2001. You will note that customer loans outstanding have fallen substantially and now rest at the equivalent of US$522m. Provisions cover 61% of non–Government customer lending.

In respect to Brazil, we have continued to adopt a cautious approach to the loan portfolio, of which 48% is personal. Non–performing loans are 6.2% of customer advances and provisions against them represent a coverage ratio of 98.6%.

2002 was the fourth successive year in which there has been consumer price deflation in Hong Kong, running at an annual average rate of 3.1%. Over the same period, 1998–2002 nominal GDP growth remained broadly unchanged. Against this background, customer advances have increased by 1.0% per annum and we have been able to grow operating profits at 5.2% per annum. This has been achieved, despite the demands of investing in new businesses such as the Mandatory Provident Fund, by growing other streams of income – particularly in personal financial services and by managing the cost base down and maintaining credit quality.

We have gained market share across all our major products – residential mortgages, deposits and credit cards. On top of this the unit trust businesses' sales of insurance products have grown extremely fast. Last year we sold US$2.8b of our own capital–guaranteed funds. The cards business remains highly profitable in spite of rising charge–offs. We believe that the team in Hong Kong has put in an excellent performance given this economic backdrop.

One final thing, let me deal briefly with the issue of pension provision. We've taken decisive action to address the funding position of our largest defined–benefits scheme, which was closed to new members during 1996 – that's the one in the UK. I would reassure you that even before employers' contributions, the investment income in the scheme covers more than 90% of the pensions currently payable from it.

However, our latest assessment of the current shortfall in the scheme, based on preliminary actuarial calculations suggest an amount in excess of £500m shortfall, and we injected £500m in cash into this scheme last week. As all of you who are pension accounting experts will know, that funding transaction is treated as a prepayment and is not immediately charged to P & L account.

I will now hand you back to John.

FINAL TRANSCRIPT

HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Thanks Douglas. I would now like to return to one of the key messages of this presentation. Our continued need and ability to invest in our operating infrastructure. This enables us to increase our product range and to improve our distribution channels thereby enhancing our service to our clients.

We spent over $2.5b on information technology in 2002, an increase of 4% against 2001. And this is on top of capital expenditure of $558m. We describe how we rolled out our customer relationship management system and extended our contact with customers through the internet. Investment continues.

The group has made further progress in developing its globally integrated banking system with the rollout of the Retail Processing System or RPS, as we call it. This is now operational in the U.K. and it will be installed slowly by Hong Kong, the U.S. and Brazil. This will help us to develop a competitive cost advantage and it will enable us to deliver best practice throughout the group.

We continue to consolidate and standardize data centers as part of the drive to lower our maintenance costs. For example, processing for Australia, Taiwan and Vietnam moved to Hong Kong in 2002. In 2003, we plan to move processing for India and South Korea to Hong Kong.

The group's brand was enhanced with the introduction of our new slogan 'The World's Local Bank'. This was launched in March 2002 and has been well received. Developing the brand is a key element in strengthening the group's marketing culture, which underpins our drive for organic growth.

Perhaps I could now turn to our Group Service Centers. HSBC continues to develop its Group Service Centers to improve the operating efficiency of our group. This project remains in its build–up phase. And although some cost benefits are already being achieved, the majority of the benefits in cost savings have yet to come. To date we have five centers up and running, with a sixth planned for Malaysia.

At the end of 2002, we had over 4,500 staff employed in these centers, compared to 2,100 at the end of 2001. We expect to increase the total headcount to over 8,100 by the end of this year.

The development has been expensed through the P & L account. It accounted for $61m in 2002, compared to $26m in 2001. And we expect to spend $112m in 2003. In 2002, we extended the footprint of the group in ways important to our future. Following on from the 2001 acquisition of a stake in the Bank of Shanghai, we expanded in China in 2002 by acquiring 10% of Ping An, a leading life insurance company in the country. With an extensive distribution network of around 210,000 agents and a 28.7% market share nationally, including a 50% market share in Shanghai.

We completed the acquisition of GS Bital in Mexico in November. This strengthens our presence in the NAFTA region. In November we also announced the agreed acquisition of Household International, a consumer finance company with 53m customers across 46 states in the United States.

Turning to the growth opportunities that exist with the acquisition of Bital. There is already a strong franchise with an 8% share of performing loans and a 12% share of deposits based on 5.7m customers and a nationwide distribution network. Attractive opportunities are available through participating in the growth of consumer finance, moving-up market with the premier proposition and leveraging HSBC's international corporate franchise, using the local infrastructure.

There is the additional prospect of benefits to be gained from the agreed acquisition of Household through strengthening the remittance business and securing a flow of consumer finance business from Mexicans within the United States. By securing these growth opportunities, we believe that we can achieve our hurdle rate of return by 2005, which is 20% return on the cash invested in Mexico.

The agreed acquisition of Household is expected to be completed by the end of this month. We have already explained to you how this will significantly rebalance the group's geographic and earnings profile. We indicated at the time of the announcement of the transaction that an important part of the synergies would come from the reduced cost of funding. Good progress has been made on this front, with Household's funding costs returning to more normal levels.

In addition to the funding synergies, we have now been able to confirm the other opportunities we saw to reduce the cost base. Migrating the processing of the HSBC NAFTA card businesses onto the Household platform should generate cost savings, as will the consolidation of IT systems.

Common purchasing, mainly with IT suppliers, will also generate cost savings. Household's latest results, recently announced for the fourth quarter of 2002, were in line with expectations. We completed our filings with the SEC last week and the circular to our shareholders has been dispatched. Household and HSBC will each hold shareholder meetings to approve the transaction on 28th of March. Subject to these dates, and to regulatory clearances, we expect to complete very shortly thereafter.

Looking ahead, HSBC remains in a strong competitive position in what is likely to be a period of further economic and political uncertainty. Over the longer term, the global footprint of the group and our product capabilities give us the opportunity to respond to the changing demands of financial services arising from demographic changes around the world.

In OECD and developed countries, this enables us to participate in the broadening demand for financial services based on savings. And also in countries like China, India, Brazil and Mexico, which account for over 40% of the world's population, we are positioned to meet the expected strong growth in basic banking, consumer finance and credit cards.

Once the acquisition of Household is successfully completed, the group will add a powerful asset generator to our traditional deposit generating strength. We will have a business model that can be exported to markets where we see consumer lending potential. It will also increase the proportion of earnings from the personal sector, which has more predictable revenue and cost characteristics.

Benefits derived from the breadth of capital generating strength of the group's core domestic franchises are continuing to support a resilient operating performance, which has continued in to the year to date. This gave us the confidence to increase the dividend by 10% for 2002. This took our total distribution to just over $5b.

Recognizing the increasing importance of dividends to investors, we intend to move to quarterly dividends from the second half of 2003. We remain well positioned to seek growth opportunities worldwide with few geographic or product constraints.

Now we would be happy to answer any questions. Could I ask that you wait until the roving microphone reaches you, so that we can hear your questions and our virtual audience can also email questions to www.shareholder@hsbc.com, which we will take if time permits. Thank you.

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HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

QUESTION AND ANSWER

Michael Lever – CFSB – Analyst

It's Michael Lever, CSFB. I've got two questions. One is just looking at the overall group economic profit. I see the group managed a net profit of $149m last year. I also note that you are reducing your cost of capital to 10%, which would raise that figure to about, I think, $1.4b. Nevertheless, it seems to me this is quite a small figure even on a lower cost of capital on over $56b of capital employed? That's my first question.

My second question relates to the increment cost trends in the second half of the year. Douglas, you have explained that we saw 4% or rather 8% annualized growth on an underlying basis in the second half of the year. I wonder if you could give us a similar figure for income? Because many of the figures that pressured costs in the second half of the year also benefited revenues?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Thanks Michael. Perhaps I could start on the cost of capital. 12.5% is what we set out with nearly 5 years ago and that is what we stuck to. Because, as far as we are concerned, it is the trend line that is important rather than the absolute numbers. 10% may be high. There are many different views of what our cost of capital is. I think you also need to have a look at what the earning sources are.

If you look at the leverage of our group on the asset side, something like 46% in loans, the balance in debt securities and into interbank lending. And you look at the capital strength, the tier ratio that is at 9%. We think the performance, when you take into account those sort of factors, is actually pretty reversed as we've said.

Douglas Flint – HSBC Holdings Plc – Group Finance Director

Revenues. The cost of currency revenues half–on–half were marginally down the second half, if you take into account the factors. Well the only factor that has a disproportionate impact was the acquisition of Bital, which was profitable and therefore revenues were more than $100m because that was the cost. Merrill Lynch/HSBC doesn't have much impact on revenues and neither do the other assets. But constant, currency excluding acquisitions, half–on–half revenues might be down about 1%, Michael.

Michael Lever – CFSB – Analyst

Thank you.

Robert Law – Lehman Brothers – Analyst

Robert Law of Lehman. Can I just follow that Douglas? Could I ask for a comment on the trends of revenue in Europe in the second half compared with the first? I think, given the benefit of currencies, they were probably down a reasonable amount. And I was wondering if there are any particular features there?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

Is that a Europhile or a Euro–skeptic view? Are you including Britain?

Robert Law – Lehman Brothers – Analyst

I think being on the fence is probably a good one on that one.

Douglas Flint – HSBC Holdings Plc – Group Finance Director

We include Britain in Europe, Robert. So we'll answer it inclusive. It was down 2%, constant currency half–on–half, which in part reflects something we recognized in the trading statement we put out. Which is as the commercial surplus which is deployed on a rolling basis rolls off and is redeployed into liquid assets, the yield on those assets declines. And as interest rates have been progressively coming off over the last 18, 24 months and as liquidity rolls off, the benefit of the deployments of the commercial surplus declines.

You can see in fact in the Corporate, Investment Banking & Markets area, the net interest income half–on–half fell and that is an indication of that phenomenon. And that, in fact, is the biggest driver. I mean fees and commissions were less than $100m less like–for–like in the second half. And there is a seasonal bias towards the first half because both in France and the U.K. there are exceptional revenues around the tax year–end. And August and December are always weak months.

John–Paul Crutchley – Merrill Lynch – Analyst

John–Paul Crutchley from Merrill Lynch. I just want to ask whether Bill Dalton could actually give us more on explanation on the U.K. banking as well, which look to be fairly flat half–on–half despite the benefit from the currency movement. It looks like bad debts are up there. I just wonder if you could give a bit more discussion there please?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Over to you Bill.

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HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

William R. Dalton – HSBC Holdings Plc – Executive Director

I don't have half–on–half right here, but I've got year results for you. I can tell you that in U.K. bank, the operating profit was up 12% year–over–year. Operating profit up 6% year–over–year. In U.K. personal banking, it was up 11%; U.K. Commercial was up 13%. And if you take out the $139m profit we had last year on the sale of BiB, then Personal Banking was up 19%.

This is because we have had good growth in most of our businesses. In the Personal Banking business we have had good asset growth. We were up about 12% in current accounts; about 18% in savings; 24% in mortgages; and so on. Mortgage business has been good. Our share has gone up to 6% from about 140 basis. The number of new mortgages is up about 30%. So the business has been good in the Personal side.

We have good Commercial Banking progress in the year with a number of current accounts set up at 4%. So all in all it has been a pretty good year for U.K. bank.

John–Paul Crutchley – Merrill Lynch – Analyst

Can I just come back on that? I guess why I was asking the question was if I look back at the interim statement for the group, the dollar contribution was 1.12% in U.K. domestic bank in the first half. And for the full year it was like 2.24%. So my question really was the outlook is pretty flat, half–on–half, despite the fact that currency should benefit. I was just wondering whether there was anything in there, which we should be aware of?

William R. Dalton – HSBC Holdings Plc – Executive Director

Probably the biggest on that half–over–half thing was a lot the expenses that Douglas mentioned in terms of the new headquarters and the acquisition in Turkey were in U.K. Bank and that is probably part of it.

Simon Samuels – Schroder Salomon Smith Barney – Analyst

Good morning, it's Simon Samuels from Schroder Salomon Smith Barney. I've got 3 questions. The first one is just to do with the cost trends. It really goes back to, I think, Douglas, your two slides, firstly showing full year on full year and then second half on second half. Clearly, how do you slice it? There has clearly been a significant acceleration in underlying cost growth as the years developed.

And really what I am just trying to get a sense of is: was 2002, first half, an unusually beneficial half year? And do you see current sort of plus 7% constant currency run rate, excluding all the various items you excluded, as being kind of sustainable? Has there been a new normal level? The reason I ask is, because certainly in previous results meetings, we have seen there has been the sort of indication that there is a whole series of costs coming out of the business such that kind of flattish costs for a couple of years was possible?

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HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

Douglas Flint – HSBC Holdings Plc – Group Finance Director

I hope you can’t get to 7%. You obviously can. But I mean we think underlying 2% is in constant currency if you exclude acquisitions. Clearly the costs are going to go up next year substantially as we put in the acquisitions, so things are going to change. Underlying, excluding acquisitions, costs in currency around 2% I think is right.

And that included the organic growth. We have significantly expanded the Personal Financial Services business outside of Hong Kong, particularly in Cards and that has significant costs, particularly in Marketing. The second half is always in marketing spend. If you look at half–on–half over the last 3 or 4 years, you will always see a pick–up in the second half for the reasons we mentioned, pay rises in April, marketing costs at the end of the year. And actually there are two more days in the second half of the year than there are in the first. So that has an impact.

So I think you would be wrong to look at 7% as a figure. I think 2% is more like it. And I think what it also reflects is we continue to invest in our business. I mean what is different this time as opposed to maybe two years ago is that there has actually been opportunities during 2002 to grow the Personal Financial Services business. The economies of Asia have been sufficiently strong to actually expand business and that is reflected to some degree in costs, inevitably. So I would say your underlying figure of 7% is too high.

Simon Samuels – Schroder Salomon Smith Barney – Analyst

The question number two is on credit quality. It's kind of a two–part thing. First of all, I just wanted to confirm the $146m from release of general provisions in the second half of the year, excluding Argentina. Should we think of that as a kind of one–off step change in the methodology on general provisions? Or is that a recurring feature?

And the related question on bad debts, which I think is more for the Chairman, is; previously you have indicated the credit charge as being below where you thought it should be at this stage in the cycle. And clearly in the second half of the year it has just gone down a bit further since then. So it's really commentary as to where you think you are on this cycle on credit quality?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

In relation to the first point. The releases which were in Europe and in Hong Kong. The releases in Europe predominately reflected the fact that at the end of last year there were a number of companies and a number of sectors which we were nervous about and the general provisions were strengthened. Those accounts fell to be charged during 2002 and therefore the element of the general provision that was looking at inherent loss within the portfolio which hadn't yet come to book was able to be brought back.

In Asia, there is no change in methodology per se. What is evident is that the run-rated provision is coming from the exposure that we have got and the change in mix of exposure comes to a lower loss expectation. We have adjusted the general provision on a consistent basis to reflect what we think the loss expectation will be. 70% of our provisioning there, Simon, is coming in the Personal book. And that mix change has been one of the drivers of the general provision coming down.

John R. Bond – HSBC Holdings Plc – Chairman of the Board

To answer your second leg of question number two, Simon. Our view is for a fairly subdued economic outlook. Nothing has changed there. What we do think is that the consumer, I think as Douglas is telling you, is more predictable. I think the surprises in B & D in our experience come on the corporate side, rather than the consumer side. And interestingly, Household, as part of our due diligence, has the ability or has had the ability in the past 2 years to predict their bad and doubtful debts within 5%, which is something that we can't do. And we think we are not too bad at it.

The big variable for the consumer on B & D is unemployment, where you think that is going. And then of course overall, the world economic outlook and I think we are not expecting too much good news. We think it will be continue to be a subdued economic growth. We say in the statement there is a lot of overcapacity around in major industries.

But in the final analysis, Corporate Credit or the majority of Corporate Credit depends on consumer credit. Because most companies either directly or indirectly make things for consumers.

Simon Samuels – Schroder Salomon Smith Barney – Analyst

Thank you very much. Just very briefly because I am conscious I am using up time. It's just the new disclosure you give on other income breakdowns very helpfully on the investment management revenues, which were about $1b for the year. But showing some very old trends of sort of $600m in the first half down to $400m in the second half of the year. As you look at those sequential half–year trends, they do look out of kilter. I am just wondering about whether it is a charging structure that gets delayed as the market goes down? And really, as I say, the first half of 2002 number looks very odd, you know, up sharply on both the first and second half of the prior year. And so I am just trying to understand what the right number is going forward? Sorry it's page 23 of the summarized press release and not the 20F.

Douglas Flint – HSBC Holdings Plc – Group Finance Director

A trend that goes 822 to 965 to 1026 isn't a bad trend to extrapolate from. I don't know the answer off the top of my head to the half–on–half. I wonder whether in fact it's got something to do with the fact that in the first half of the year, because of the tax year-end in France and the U.K., there is more fund flows. But I don't know the answer off the top, Simon. I will find out.

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HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

Alex Aniksen – Goldman Sachs – Analyst

Morning, it's Alex Aniksen from Goldman Sachs. If I may, I would like to turn to the cost issue once more. Which is looking at the PFS slides, showing a cost income ratio in the region of 61%; sorry it's slide 7. 61.3% in 2001 and a very similar number, 61.1% in 2002. You have painted a picture of a group which is still in the phase of investing in its Global Service Centers. You invested $2.5b in IT. At what stage are we likely to see that material leverage which exists in the PFS business coming through, without obviously giving out forecasts? And I have a subsequent question as well on asset quality.

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Well, $2.5b of Information Technology includes running the installations we have. It isn't all investment. A lot of that will be maintenance. The investment, the capital investment, I think we said, was $585m. We will be continuously investing in our business. There is a lot of revenue investment in our numbers every year. It goes into different things. CRM has been an important facet of it recently. We will continue to do that because it is the only way to remain ahead of the competition in our view. Douglas, do you want to respond?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

I think the other thing to say is nothing has changed the cost containment of the group. We remain vigorous in trying to tie cost base. I think the thing that we are pleased about this year, albeit that you point to a number of areas where costs have risen, is the cost income ratio is essentially the same. And I think that what that tells you is that we have managed to find revenue growth at the same time as cost growth. And I think in the PFS business, in particular, that business is growing the right way across the world. And with that business, there is additional cost in marketing, particularly, as well as a certain number of human interface costs that we are having to deal with.

Now the one–off issue we have highlighted. I mean it would be the vacant space costs of coming here and the scope changes in consolidation, which again will be significant next year when Mexico comes in and certainly once Household comes in, it will transform the cost structure. As a percentage, Household will take it down, yes.

Alex Aniksen – Goldman Sachs – Analyst

Turning to Household perhaps. You mention that Personal Financial Services has been a more predictable business and HI is able to predict its bad debt charge to within 5%.

John R. Bond – HSBC Holdings Plc – Chairman of the Board

It has been able to the past two years is what I said –

Alex Aniksen – Goldman Sachs – Analyst

As you look out, what sort of unemployment trends are you yourselves expecting in that sense?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

In the United States?

Alex Aniksen – Goldman Sachs – Analyst

In United States and in Household and the impact on Household's bad debt charge?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

When we did announce the acquisition of Household, we did it based on a subdued outlook for the economy in America. We didn't have a specific unemployment number in mind. But we had a reasonable idea of what we thought economic growth might be. We don't spend a lot of time trying to predict unemployment, because I think the statistics can be fairly misleading. For the past year in this country we have created 175,000 jobs but 68% have been in the public sector. That's not something that we find it particularly easy to predict, nor to interpret.

Douglas Flint – HSBC Holdings Plc – Group Finance Director

I think the other thing in relation to the consumer business in the United States is Household do a considerable amount of modeling. I mean they have a whole series of actions depending on what causes unemployment to move and what degree unemployment moves. If you take mortgage credit to one side, a significant portion of what is left is very short-term revolving stuff. And they adjust their underwriting scores on a weekly/monthly basis to reflect what they can foresee in terms of underwriting trend based on unemployment.

So it's not a question of sitting in the Corporate Bank sense with a sort of two-year committed facility and not being able to do anything about it. There is a tremendous amount that can be done to change the business, which is why they can be more predictable in their credit costs historically than we have been able to do.

John–Paul Crutchley – Merrill Lynch – Analyst

John–Paul Crutchley from Merrill Lynch again. Just going back to the cost question and the income that we were talking about. I guess just looking longer term, talking about the investment in the shared Service Centers. The question, I guess, is given the cost income ratios you paint for the group, if we put acquisitions, etc to one side, which obviously has a dynamic, is there scope from investment in that field of material change in the productivity of the group cost incomewise? Or would you expect any cost savings coming out of shared Service Centers to actually be reinvested in terms of top line actually growing the business?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

I think we anticipate a mixture of growth is the straightforward answer to the question.

Douglas Flint – HSBC Holdings Plc – Group Finance Director

Essentially today, the benefits have come largely from, that the people that have been used in the shared Service Centers have allowed us to redeploy people more productively in other centers as well as lose some headcount in terms of processing. But we have been able to expand fee–based businesses at a lower cost because some of the processing has gone offshore and the people have been redeployed to revenue generation as opposed to processing. That has kept the cost ratios where you see them.

Simon Moughan – DKW – Analyst

Darren Warren, DKW. Would you expect the Bital acquisition to beat its cash hurdle rate without the Household synergies by 2005?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Yes, because we modeled before we knew where we would be with Household. So we believe we have the capacity and it's not often you hear us make a prediction like this, a 20% cash on cash return within 3 to 4 years on that investment.

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HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

Mark Thomas – Fox–Pitt – Analyst

Yes, it's Mark Thomas, Fox–Pitt. In previous meetings we have talked about how you have shifted some of your liquidity from government securities into corporate bonds. And obviously there was a big pick–up in terms of fixed asset write–downs. Can you indicate if any of that was due to the change of the liquidity? And if not, where did the fixed asset write–downs actually come from?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

The trend has been more, if I can just come back to you, has been more from its reduced interbank, where we have become more cautious and increased debt securities. I think that is the balance sheet trend you will see in front of you in 2002. Douglas –?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

A very insignificant portion of that is to do with the change in liquidity. The liquidity portfolios are essentially all investment grade and we have seen very, very little deterioration. I mean it is very high–end investment there. The losses you see in that line are dominated by the write–down of the life company owned through CCF, together with a modest number of other portfolio investments, including some venture capital investments. But the majority of it is the life company in CCF.

James Alexander – M & G – Analyst

James Alexander from M & G. Thanks very much for the 10% increase in dividends, I should say on behalf of M & G. In terms of the quarterly dividend, why are you moving to a quarterly dividend? Does that mean you are moving to quarterly reporting? Or could you explain a bit more about your thinking?

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Absolutely not. Well, thank you for the first bit; we were hoping to get two thank yous. The second one for the quarterly dividends. We think that at a time like this, dividends are hugely important and putting them in the hands of our owners earlier rather than later, we think will be well received by the people we work for. And what we plan to do is have three fairly steadily quarterly dividends and do the adjustment in the fourth quarter.

So that you would expect to see something, I think, a pattern, we haven't finally discussed it with our board. But I think the thinking behind that was that we would have three fairly constant dividends pitched at a reasonable level and then have a final adjustment in the fourth quarter. We are rather pleased at paying $5b worth of dividends in 2002. We think that is quite a landmark inside HSBC. Thank you for the thank you.

Are there any other questions anybody would like to ask? I am afraid it's a lot of information as always. We don't become less complex.

Thomas Rayner – DKW – Analyst

Yes, thank you. It's Thomas Rayner at DKW. It seems a shame John leaving without making any comment on the Hong Kong margin. And it seems there is a different performance between Hong Kong Bank and Hang Seng. I was just wondering if there was anything you could add to the overall picture?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

The differences in the two banks is quite straightforward. I mean for Hang Seng Bank, it is essentially a retail deposit taker with a big mortgage business and a very high level of capital. And therefore, as rates have come down, the benefit of free funds proportionately is more important to Hang Seng than to the Hong Kong Shanghai Banking Corporation. And mortgage activity where margins have been squeezed is more important to it as a proportion of its loan than it is for Hong Kong banks. So in fact it is entirely mixed.

Thomas Rayner – DKW – Analyst

Okay thanks.

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Any other questions anybody would like to ask? Yes?

William de Winton – Morgan Stanley – Analyst

William de Winton, Morgan Stanley. Can I just ask about the constant currency numbers. Douglas, you have sort of scattered through the 20F. In the first half, it looked about 6 and 3 revenue and costs. I think the imprints of the second half it was around 2 and 1. And the real change of course is in interest income. I guess the question really relates to this comment you have given about liquidity reinvestment. You gave us also in the comment on Friday on Household. I guess the question is how significantly will revenue be depressed by just basically a lower interest rate balance through the world?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

That's a very good question.

FINAL TRANSCRIPT

HBC – Preliminary 2002 HSBC Holdings plc Earnings Conference Call

John R. Bond – HSBC Holdings Plc – Chairman of the Board

It affects everybody; that's the only good news.

Douglas Flint – HSBC Holdings Plc – Group Finance Director

There are two sides. If interest rates stay where they are, then we will have a gradual decline in the value of treasury deployment of the surplus. And you have seen the first and second half movement in the CIBN business. The flipside of that, as long as we don't see massively rising unemployment, is that credit costs should stay, or maybe where they are just now. But I mean we have had quite benign credit conditions outside of the predictable Personal Financial Services because of low interest rates.

So if we have low interest rates and not dramatic unemployment, yes, the value of funds businesses will decline, but the credit costs should also stay below normal. And I think one has to look at the two together. You are really asking a macro question on what would cause interest rates to move. But I think if everything stayed where we are, we would continue to see the pattern that we have seen in the first and second half.

John R. Bond – HSBC Holdings Plc – Chairman of the Board

I think the interesting thing perhaps, William, on that is that we have got a lot of experience in operating in a deflationary environment in Hong Kong. And we hope not to have to practice it elsewhere, but at least if we do we have done some preparatory work.

Alistair Ryan – UBS – Analyst

Alistair Ryan at UBS. Argentina in the second half, there seemed to be an increase in the operating losses, the run rate of that. Was that due to any of the court cases or is that a sort of deterioration on an ongoing basis?

Douglas Flint – HSBC Holdings Plc – Group Finance Director

It's two things. It's the court cases, is the amparos in terms of having to repay a historical dollar deposit in current exchange rates in pesos. And also it's the increasing burden of funding a non–performing book. I mean interest rates were high. The vast majority of loans are non–performing and therefore the cost of funding non–performance loans rises. The loss, if you like, within the country rises and the cost of funding that loss rises. It's as simple as that actually.

John R. Bond – HSBC Holdings Plc – Chairman of the Board

Are there any other questions anybody would care to ask? If there are none, it remains for me to thank you all very much indeed for the interest you have shown in HSBC. Thanks for joining us today.